PLC SYSTEMS INC.
459 Fortune Boulevard
Milford, Massachusetts 01757

June 27, 2014

Via E-mail

Tom Jones

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, D. C. 20549-3561

Re:	PLC Systems Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 14, 2014 File No. 001-11388

Dear Mr. Jones:

Set forth below are the responses of PLC Systems Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 9, 2014, with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 001-11388, filed with the Commission on May 14, 2014 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) via EDGAR. For the Staff’s convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold text. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Proxy Statement.

General

1.

Rule 14a-4(a)(3) of Regulation 14A requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention “with respect to each separate matter referred to therein as intended to be acted upon.” It appears that the sale of your RenalGuard business and the merger are separate matters upon which you must give shareholders an opportunity to vote. Please revise to present the sale and merger as two separate proposals throughout your proxy statement and proxy card. Also, if the sale and merger are each conditioned on approval of the other, please disclose this prominently.

RESPONSE:     The Company has revised the Proxy Statement throughout and the proxy card to present the Viveve Merger and RenalGuard Spin-Off as two separate proposals. The Company has prominently disclosed on page 44 that the Viveve Merger and RenalGuard Spin-Off are each conditioned on approval of the other.

U.S. Securities and Exchange Commission

June 27, 2014

Proposal No. 1 - Approval of the Proposed Transaction, page 44

2.

If the board conducted or received any material analyses regarding the value of the consideration to be paid and received in the sale of your RenalGuard business and the merger with Viveve, please tell us why you have not described those analyses.

RESPONSE:     The Company’s board of directors (the “Board”) did not conduct or receive any material analyses regarding the value of the consideration to be paid and received in the sale of the RenalGuard business or in connection with the Viveve Merger. However, the Board determined that the value of the RenalGuard business based on the value of the Company’s assets set forth in the Company’s financial statements for the year ended December 31, 2013 was less than the approximately $4.5 million owed to GCP IV LLC under the 5% Senior Secured Convertible Debentures and that the RenalGuard Spin-Off would allow the Company to avoid bankruptcy and preserve some value in the Company for its shareholders. The number of shares issuable to Viveve as consideration for the merger of Viveve into the Company pursuant to the Viveve Merger Agreement was privately negotiated among Viveve, the Company and its shareholders. Based on discussions with certain potential investors in the private placement, a pre-Offering valuation of $4,000,000 for Viveve was utilized in determining the equity in the Company to be issued in exchange for Viveve. The Company’s Board believed that this was a fair valuation based on the Company’s limited alternatives.

Structure of the Proposed Transaction, page 44

3.

Please expand the disclosure in the appropriate section to explain the effect on beneficial ownership, assuming you complete the private placement transaction and the merger is approved. Identify the individuals and entities who will beneficially own more than 5% of the registrant assuming you complete the transaction and the merger is approved.

RESPONSE:     The Company has expanded the disclosure on page 124 of the Proxy Statement to include a beneficial ownership table of the Company’s equity securities assuming the Proposed Transaction and the Offering are completed.

Background of the Proposed Transaction, page 44

4.

Please expand the references on page 45 to the negotiations to disclose in greater detail the negotiations that took place, why the structure of the transaction was changed and how the consideration to acquire Viveve and to sell your RenalGuard business were determined.

RESPONSE:     The Company has expanded the references on page 45 to the negotiations to disclose in greater detail the negotiations that took place and why the structure of the Proposed Transaction was changed. As noted in the response to Comment 2 above, no formal analysis was conducted in connection with the valuation of the consideration to acquire Viveve and to sell the RenalGuard business; however, the Board determined that the value of the RenalGuard business was less than the amount owed to GCP IV LLC under the Debentures. The consideration to acquire Viveve was privately negotiated by the parties. Based on discussions with certain potential investors in the private placement, a pre-Offering valuation of $4,000,000 for Viveve was utilized in determining the equity in the Company to be issued in exchange for Viveve.

U.S. Securities and Exchange Commission

June 27, 2014

5.

Please disclose the role of the “group of significant equity holders” in connection with the merger with Viveve and identify the equity holders. We note the vague references on page 46 to a “group of significant equity holders of PLC.”

RESPONSE:     The Company has identified the “group of significant equity holders” as the investors in the Company’s February 2013 private placement. This group of 26 investors holds an aggregate of approximately 75% of the Company’s outstanding common shares. These investors were involved in negotiations with Viveve through their representation by Palladium Capital Advisors, LLC.

Board of Directors’ Reasons for the Approval of the Proposed Transaction, page 47

6.

Please revise your disclosure to include sections that discuss the material factors that the board considered in recommending that shareholders approve the sale of the RenalGuard business and to approve the merger. In this regard, we note that you refer to a “wide variety of factors,” the “following factors” and the “following negative factors” in the last paragraph on page 47, in the first paragraph on page 48 and in the last sentence on page 48, respectively.

RESPONSE: Please note that the material factors that the Board considered in recommending that shareholders approve the RenalGuard Spin-Off and Viveve Merger are set for in bullet format on page 48 of the Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 112

7.

We refer to your presentation of the Pro Forma Balance Sheet and Statement of Operations for PLC and Viveve, which reflect the results of three individual transactions, the RenalGuard Spin-Off, the Viveve merger and the private placement transaction. Since the shareholders are being asked to vote on these matters and to better facilitate the understanding of these transactions, please revise your presentation such that the pro forma adjustments for each transaction appear in separate columns.

RESPONSE: The Company has revised its presentation of the Pro Forma Balance Sheet and Statement of Operations for the Company and Viveve such that the pro forma adjustments for each transaction appear in separate columns.

U.S. Securities and Exchange Commission

June 27, 2014

8.            In this regard, your pro forma footnotes should disaggregate the transactions in a reasonable fashion.

RESPONSE: The Company has revised the pro forma footnotes as requested.

Notes to Unaudited Pro Forma Condensed Combined Information, page 115

Adjustments to Unaudited Pro Forma Combined Financial Statements, page 115

9.            We note that footnote (f) reflects the incremental costs expected to be incurred for SEC compliance fees. Please revise to remove this adjustment from the condensed combined statement of operations since they are nonrecurring charges. However, please continue to disclose these items in the footnotes and clearly indicate that they were not included in the pro forma statement of operations.

RESPONSE: The Company has revised the unaudited pro forma condensed combined statement of operations to remove the adjustment for incremental SEC compliance fees. Note 1 to the financial statements has been revised to indicate that the SEC compliance fees are not included in the pro forma statement of operations.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Rick A. Werner, Esq. of Haynes and Boone, LLP, at (212) 659-4974.

Sincerely,

/s/Gregory Mann,

Chief Financial Officer

cc:	Rick A. Werner
Haynes and Boone, LLP